Exhibit 16.1

May 5, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Commissioners:

We have read the statements by Applied Imaging Corp. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of Applied Imaging’s Form 8-K report dated May 2, 2005. We agree with the statements concerning our Firm in such Form 8-K, except that we make no comment whatsoever regarding the following: (a) the current status of material weaknesses in internal accounting controls or the status of remedial actions taken with respect to such material weaknesses and (b) the statement that the Audit Committee of Applied Imaging did not recommend or approve the decision of PricewaterhouseCoopers LLP to decline to stand for re-election.

/s/ PricewaterhouseCoopers LLP